

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

Via E-mail
David Bailey
President, Chief Executive Officer
Avra Inc.
Exchange, Ocho Rios, P.O.
St. Anna, Jamaica, West Indies

> **Re:** **Avra Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 11, 2012**
> **File No. 333-182130**

Dear Mr. Bailey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to comments 2-3 in our letter dated July 6, 2012; however, we disagree with your analysis that you are currently not a shell company as defined by Rule 12b-2 of the Exchange Act. We note your current total assets consist of only cash and cash equivalents. In addition, we note you have not generated any revenues since inception. Further, we note you have no employees and your management consists of a single officer and director. Additionally, we note your listed website, www.avrakadabbra.com, is not operational and it is currently unclear when your proposed "flagship product," Avrakadabbra, will be subject to manufacturing and distribution. Finally, your response to comment 2 in our letter dated July 6, 2012, states that your management has devoted a "significant amount of time" to the development of your business and you are currently in the process of ordering samples from suppliers to test the equipment before deciding on a manufacturer of your smart TV boxes. Yet, the

disclosure in your prospectus does not include this information provided in your response. Further, we note disclosure on page 27 that your sole officer and director "is anticipated" to devote approximately 30 hours per week to your affairs.

The determination of shell company status is a facts and circumstances analysis, and upon consideration of the factors noted above, it appears that you are a shell company as defined in Rule 12b-2 of the Exchange Act and in Rule 405 of the Securities Act. Thus, please revise your disclosure throughout your prospectus to prominently identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Further, revise your disclosure throughout your prospectus, including providing appropriate risk factor disclosure, to make clear that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

2. We note your response to comment 3 in our letter dated July 6, 2012. However, we still note disclosure throughout your prospectus, including in your Plan of Distribution section, stating that sales of your common stock by your selling security holders must be made at the fixed price of $0.002 until a market develops. Please revise to state that sales must be made at a fixed price for the duration of the offering. In addition, since you are offering 100% of your outstanding shares held by non-affiliates for resale pursuant to this registration statement, this offering is considered to be an indirect primary offering by the company through the selling shareholders. Therefore, the selling shareholders need to be identified as underwriters in the prospectus. Please revise.

3. We note your response to comment 7 in our letter dated July 6, 2012, notably your statement that your disclosure in the prospectus that on February 27, 2012 the 41 selling security holders acquired the 19,597,800 common shares being registered for resale in this offering was included in the prospectus "by mistake." However, we continue to note disclosure in the prospectus on pages 6 and 15 that the 41 selling security holders acquired the 19,597,800 common shares at $0.002 per share on February 27, 2012. Please advise or revise your disclosure to include the date the 41 selling security holders acquired their shares being registered for resale in this offering.

Prospectus Summary, page 6

4. We note your responses to comments 8 and 9 in our letter dated July 6, 2012. Please revise your disclosure in the Prospectus Summary section to also include the disclosure provided in response to our comments. For example, please include disclosure in the Prospectus Summary that discusses the amount of financing you will need in the next 12 months to begin operations. In addition, please include disclosure in the summary section that discusses why you are becoming a reporting company.

Risk Factors, page 8

We may not succeed in effectively marketing Avra Smart TV boxes…, page 9

5. Please revise your disclosure in this risk factor to include the amount of "sufficient funds" needed to carry out all of your anticipated advertising and marketing efforts. Explain how far your business plan would advance with the necessary funding and how far it would advance without it. Clearly explain the consequences of not receiving the specified, minimum amount of funding.

Description of Business, page 25

6. We note the beginning of your Description of Business section on page 23 has been deleted from this amendment. Please revise your disclosure to include this information.

7. We note you removed the Apple TV artwork from the prospectus in response to comment 14 in our letter dated July 6, 2012. However, we note you included new artwork consisting of the logos of Yahoo! and Google in this amendment. Please clarify the purpose and significance of this artwork in your prospectus.

You may contact Joseph Cascarano, Staff Accountant at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gregg Jaclin, Esq.